

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia


05007428

April 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
13 April 2005 (ASX Announcement & Media Release – Welder Ranch)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 April 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

VAQUERO #2 SPUDS AT WELDER RANCH

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Vaquero #2 well, the second well in FAR's Welder Ranch program has commenced drilling. The following announcement was made to the market in the USA overnight.

Dune Energy, Inc. Announces Spud of Vaquero #2, Gives Progress Report on Vaquero #1 on Welder Ranch

HOUSTON, Texas, April 12, 2005 - Dune Energy, Inc. (OTC BB: DENG) ("Dune" or the "Company") today announced the spudding of the Vaquero #2 well, located on its Welder Ranch property in Victoria County, Texas. This Middle Wilcox test was permitted to 17,000 feet. The Vaquero #2 will offset the Bell #4 well, drilled by a competitive operator approximately 1,200 feet to the north. Dune also stated that the Vaquero #1, in the process of completion, will be perforated and flow tested, and put on production shortly. Completion is being undertaken in certain of the deeper geopressured horizons evident on initial logs.

As previously announced on March 14, 2005, the Vaquero #1 encountered significant stacked zones totaling more than 100 feet of gross pay at various depth intervals between 9,000 and 14,000 feet in the Middle Wilcox formation. Dune Energy, through its 85% owned subsidiary, holds a 64% working interest in both the Vaquero #1 and #2.

To find out more about Dune Energy (OTCBB: DENG), please visit the Company's website at www.duneenergy.com .

SAFE HARBOR PROVISION

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.'s projects and other statements which are not historical facts. When used in this document, the words such as "could," "plan," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Dune's Annual report on Form 10-KSB filed with the U.S. Securities and Exchange Commission.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR will pay 9 percent of the drilling and completion cost of the Vaquero #2 well to earn a 9 percent working interest.

Commenting on the release FAR executive Michael Evans confirmed FAR's enthusiasm for the Welder Ranch Project. The deep Wilcox objectives being targeted in the Vaquero #2 well are, provided the well is successful, capable of robust gas production. This is the style of project that we have been specifically targeting in our business model and lies close to infrastructure in one of the best energy markets for natural gas. Subject to the successful testing of the Vaquero#1 well, we hope to be selling gas at Welder Ranch very soon.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au